UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934

                              CLAUDE RESOURCES, INC.
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                                (Name of issuer)

                                   COMMON STOCK
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                         (Title of class of securities)

                                    182873109
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1501 MICHIGAN AVE., LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                JANUARY 6, 2015
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  182873109

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power       6,628,570
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power  6,628,570
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned           6,628,570
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)    3.5%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Claude Resources, Inc. ("the Company"), #200-219 Robin Crescent, Saskatoon, Saskatchewan, Canada S7L 6M8.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.  Source and Amount of Funds or Other Consideration

     The reporting person has expended personal funds, in the amount of $1,269,914.62, to purchase the shares. The reporting person has not used any borrowed funds to effect the purchases.


ITEM 4.   Purpose of Transaction

     The reporting person holds the shares for investment purposes. The reporting person has substantially reduced his position in the Company, of late. Such reduction, below 5% total ownership, terminates the reporting person's obligation to file under the Act. The sales of stock by the reporting person have been mainly related to the need to maintain adequate portfolio diversification, owing to substantial losses the reporting person has realized in other sectors of his portfolio, while his investment in the Company has substantially increased in value. The reporting person is extremely satisfied, and duly impressed, not only by the Company's record gold production in 2014, but also believes that, with forward guidance of producing 60,000-65,000 ounces in 2015, and guidance for cash and all-in costs per ounce that represent one of the lowest costs in the junior miner sector, that the company continues to be notably under recognized in the marketplace, and undervalued relative to its earnings and cash flow generation potential. The reporting person also believes that Santoy Gap represents one of the most remarkable and noteworthy "finds," in the last several years, in the entire junior miner space, and that the Company isn't nearly being accorded the value it should for the long term opportunity inherent in Santoy Gap.

     The reporting person may increase or decrease his position in the Company's stock, at any time, based on any number of factors, including, but not limited to, price fluctations, opportunity cost calculations, and other investment, diversification, trading, speculation, margin, or liquidity considerations.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on January 19, 2015 the reporting person has sole voting and dispositive power over 6,628,570 shares of Claude Resources, Inc.'s common stock. According to the company's 3rd quarter 2014 earnings release, as of September 30, 2014, there were 188,155,978 common shares outstanding. The reporting person is therefore deemed to own 3.5% of the company's common stock. Transactions effected by the reporting person, in the 60 days prior to the January 6, 2015 "trigger" date, through January 19th, were performed in ordinary brokerage transactions, and are indicated as follows:

11/07/14  bought 17,600 shares at .1935
11/17/14  sold 12,432 shares at .240
11/18/14  sold 37,568 shares at .240
11/21/14  sold 25,000 shares at .250
11/24/14  sold 50,000 shares at .262
11/25/14  sold 50,000 shares at .270
11/26/14  sold 50,000 shares at .282
12/04/14  sold 2500 shares at .287
12/09/14  sold 97,500 shares at .290
12/30/14  sold 351,000 shares at .271
01/05/15  sold 405,885 shares at .274
01/06/15  sold 479,085 shares at .281
01/07/15  sold 193,571 shares at .280
01/15/15  sold 33,000 shares at .289
01/16/15  sold 1,052,656 shares at .301


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

None


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  01/20/15
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor
188: